China Information Technology, Inc. Receives NASDAQ Noncompliance Notice

Shenzhen, China – July 30, 2013 – China Information Technology, Inc. (the “Company”, “our” or “we”) (NASDAQ: CNIT), a leading provider of information technologies (“IT”) and display technologies (“DT’) based in China, today announced that the Company has received a staff deficiency notice from The NASDAQ Stock Market informing the Company that due to the passing away of Qiang Lin (“Mr. Lin”), an independent director of the Company, the Company no longer complied with Nasdaq’s independent director and audit committee requirements as set forth in Nasdaq Listing Rule 5605.

The notification letter states that, consistent with Nasdaq Listing Rules 5605(b)(1)(A) and 5605(c)(4), Nasdaq will provide the Company a cure period in order to regain compliance as follows:

  until the earlier of the Company’s next annual shareholders’ meeting or July 16, 2014; or
  if the next annual shareholders’ meeting is held before January 13, 2014, then the Company must evidence compliance no later than January 13, 2014.

As previously disclosed in the Company’s Form 6-K filed on July 24, 2013, the Company is actively seeking a new independent director to fill the vacancies created by Mr. Lin’s death and intends to regain compliance with Nasdaq Listing Rule 5605 as soon as practicable.

About China Information Technology, Inc.

China Information Technology, Inc., through its subsidiaries and other consolidated entities, specializes in geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS), as well as high-end digital display products and solutions in China. Headquartered in Shenzhen, China, the Company’s integrated solutions include specialized software, hardware, systems integration, and related services to help its customers improve efficiency in information management. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Nolan Liu
Tel: +86 755 8831 9888 ext. 8020
Email: IR@chinacnit.com
http://www.chinacnit.com